UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)




                          The Procter & Gamble Company
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                                (Name of Issuer)


                    The Procter & Gamble Company Common Stock
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                         (Title of Class of Securities)



                                   742718 10 9
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                                 (CUSIP Number)


                               December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742718 10 9
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    The Trustees of The Retirement Trust of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan; I.R.S. Identification Number 31-0972657

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2.  Check the Appropriate Box if a Member of a Group:

    (a)  NOT APPLICABLE
    (b)  NOT APPLICABLE

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3.  SEC Use Only

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4.  Citizenship or Place of Organization:

    Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                     5.      Sole Voting Power: 0

                     6. Shared Voting Power: As of December 31, 2002, 64,638,684 shares of Common Stock. Under the terms of the Trust, Plan participants are entitled to instruct the Trustees on how to vote shares allocated to their accounts.

                     7. Sole Dispositive Power: As of December 31, 2002, 64,638,684 shares of Common Stock.

                     8.      Shared Dispositive Power: 0

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    As of December 31, 2002, 64,638,684 shares of Common Stock.

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

    NOT APPLICABLE

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11. Percent of Class Represented by Amount in Row 9:

    4.7% of class outstanding at December 31, 2002.

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12. Type of Reporting Person:  EP

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


                                  SCHEDULE 13G
                                  ------------

ITEM 1.
       (a) Name of Issuer:  The Procter & Gamble Company

       (b) Address of Issuer's Principal Executive Offices:

           One Procter & Gamble Plaza, Cincinnati, Ohio 45202


ITEM 2.

       (a) Name of Person Filing: The Trustees of The Retirement Trust of
                                  The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan

       (b) Address of Principal Business Office:

           Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

       (c) Citizenship:

           The Trust is organized under the laws of the United States; its offices are located in the State of Ohio.

       (d) Title of Class of Securities:

           The Procter & Gamble Company Common Stock

       (e) CUSIP Number:  742718 10 9

ITEM   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B),
3.     CHECK WHETHER THE PERSON FILING IS A:


       (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

       (f) [X] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

       (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(C)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j) [ ] Group, in accordance with ss. 240,13d-1(b)(1)(ii)(J).


ITEM
4.     OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a) Amount Beneficially Owned: As of December 31, 2002, 64,638,684 shares of Common Stock.

       (b) Percent of Class: 4.7% (Rounded to nearest tenth)

       (c) Number of shares as to which such person has:

                  (i)      Sole Power to Vote or to Direct the Vote: 0

                  (ii) Shared Power to Vote or to Direct the Vote: As of December 31, 2002, 64,638,684 shares of Common Stock. Under the terms of the Trust, Plan participants are entitled to instruct the Trustees on how to vote shares allocated to their accounts.

                  (iii) Sole Power to Dispose or to Direct the Disposition of: As of December 31, 2002, 64,638,684 shares of Common Stock.

                  (iv) Shared Power to Dispose or to Direct the Disposition of: 0


ITEM
5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


ITEM
6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

       NOT APPLICABLE.


ITEM   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
7.     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
       PERSON.

       NOT APPLICABLE.


ITEM
8.     IDENTIFICATION AND CLASS FICIATION OF MEMBERS OF THE GROUP

       NOT APPLICABLE.


ITEM
9.     NOTICE OF DISSOLUTION OF GROUP.

       NOT APPLICABLE.


ITEM
10.    CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The filing of this statement shall not be construed as an admission that such person named in Item 2(a) is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act or any other section of such Act, the beneficial owner of any securities covered by the statement.


                                  THE RETIREMENT TRUST OF
                                  THE PROCTER & GAMBLE PROFIT SHARING TRUST
                                  AND EMPLOYEE STOCK OWNERSHIP PLAN


Dated:     APRIL 9, 2003          /S/ T. J. MESS
        -------------------       ----------------------------------------------
                                  T. J. Mess
                                  Secretary to the Trustees of the Plan